FieldPoint Petroleum Corporation

609 Castle Road, #335

Austin, Texas  78746

August 15, 2016

VIA EDGAR

H. Roger Schwall, Assistant Director of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4628

Washington, D.C.  20549-7010

Re:

FieldPoint Petroleum Corporation

Form S-3 Filed February 9, 2016

File No. 333-209443

Request for Acceleration of Effectiveness

Dear Mr. Schwall:

On behalf of FieldPoint Petroleum Corporation (the "Company") and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form S-3 so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Monday, August 15, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

/s/ Phillip Roberson
Phillip Roberson, President and CFO